

Mail Stop 4720

August 5, 2016

Mr. George A. Makris, Jr.
Chairman and Chief Executive Officer
Simmons First National Corporation
501 Main Street
Pine Bluff, AR 71601

> **Re:** **Simmons First National Corporation**
> **Amendment No. 1 to**
> **Registration Statement on Form S-4**
> **Filed August 4, 2016**
> **File No. 333-212453**

Dear Mr. Makris:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 28, 2016 letter.

Simmons' Reason for the Sale

Interests of CNBI's and Citizens Bank's Directors and Executive Officers in the Sale, page 53

Employment Relationships, page 53

1. We note your response and revised disclosure as it relates to our comment 4. With respect to the executive officers of Citizens Bank who will be employed by Simmons, including Messrs. Allen and Parker, please clarify the role that they will hold post-merger and describe, if known, the terms of their respective employment.

2.   We note your response and revised disclosure as it relates to our comment 5. Please clarify and revise as necessary to disclose whether Mr. Paul Willson will be receiving a change of control payment, along with Messrs. Allen and Parker.

The CNBI Annual Meeting

Support and Non-Competition Agreements, page 54

3.   We note your response and revised disclosure as it relates to our comment 3. Since the support agreement represents a material aspect of the merger transaction, ensuring the approval of the overall transaction, especially in light of CNBI's management exercise of voting control, we believe that the form of support agreement is required to be filed as an exhibit to the registration statement or included as Exhibit A to the stock purchase agreement (Annex A to the proxy/prospectus).   Please file the form of support agreement as an exhibit with your next amendment.

The Stock Purchase Agreement, page 63

Explanatory Note, page 63

4.   We note your response and revised disclosure as it relates to our comment 7. We note the continued presence of disclosure implying that the merger agreement and related summary do not constitute public disclosure, and therefore shareholders should not rely on it. In this regard, we note the following statements: (i) the SPA's representations and warranties "…were made only for purposes of the [SPA] …and are solely for the benefit of Simmons, CNBI, and Citizens Bank…[;]" (ii) the SPA's representations and warranties "may be subject to a contractual standard of materiality" that "differs from the standard generally applicable to shareholders…[;]" and (iii) that the representations and warranties in the SPA were negotiated to allocate risk between the contractual parties "rather than establishing matters as facts." Please revise your disclosure to remove these implications.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Joshua Dilk, Staff Attorney, at (202) 551-3427 or me at (202) 551-3369 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: Michael Reed, Esq.